BURBERRY


06012352

By courier to the Mail Room

FILE NO. 82-34691


SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH, D.C.
190
SECTION

Securities and Exchange Commisssion
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

3 April 2006

SUPPL

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 January 2006 – 31 March 2006.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Jane Powney

Legal Department

Enc

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000



SEC MAIL PROCESSING SECTION
APR 05 2006
WASH. D.C.
190

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.





Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	350,000	250,000	400,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	13/03/2006	14/03/2006	15/03/2006
Maximum prices paid § for each share	463.4467p	467.1938p	459.8842p
Minimum prices paid § for each share	463.4467p	467.1938p	459.8842p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,636,532.14
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 23,185.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 16.03.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section | Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



FIFTY POUNDS

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC



FIFTEEN POUNDS



FIFTEEN POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	350,000	200,000	300,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	08/03/2006	09/03/2006	10/03/2006
Maximum prices paid § for each share	463.3205p	470.0341p	469.1667p
Minimum prices paid § for each share	463.3205p	470.0341p	469.1667p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,975,146.83
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 19,880.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 16.03.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section
Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169



FIVE HUNDRED POUNDS

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please ... in the space below. For Inland Revenue use only.



HUNDRED POUNDS



FIFTY POUNDS

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	225,000	250,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	03/03/2006	06/03/2006	07/03/2006
Maximum prices paid § for each share	459.4336p	456.7002p	459.5097p
Minimum prices paid § for each share	459.4336p	456.7002p	459.5097p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,329,239.73
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 16,650.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed 

Designation ‡ DEPUTY COMPANY SECRETARY

Date 16.03.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section
Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	250,000	350,000	300,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	28/02/2006	01/03/2006	02/03/2006
Maximum prices paid § for each share	449.4246p	452.1328p	452.0046p
Minimum prices paid § for each share	449.4246p	452.1328p	452.0046p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,068,136.16
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 20,345.00

Signed [signature] Designation ‡ Deputy Company Secretary Date 6.03.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section | Post room



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	135,000	267,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	23/02/2006	24/02/2006	27/02/2006
Maximum prices paid § for each share	437.5582p	441.2354p	442.8399p
Minimum prices paid § for each share	437.5582p	441.2354p	442.8399p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,657,149.46
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 13,290.00

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 14.03.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section
Post room


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03458224
Company name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	20,000		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share (including any share premium)	£4.5075		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

f the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
CAZENOVE NOMINEES LIMITED A/C ESOS		
Address		
20 MOORGATE	ORDINARY	20,000
LONDON		
UK Postcode E C 2 R 6 D A		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 17.3.06

** A ~~director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL
Tel
DX number DX exchange



Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 03458224

Company name in full: BURBERRY GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	7,500		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share (including any share premium)	£4.65		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (*list joint allottees as one shareholder*)	**Shares and share class allotted**	
Name(s)	Class of shares allotted	Number allotted
CAZENOVE NOMINEES LIMITED A/C ESOS		
Address		
20 MOORGATE	ORDINARY	7,500
LONDON		
UK Postcode E C 2 R 6 D A		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		



Please enter the number of continuation sheets (if any) attached to this form

Signed   Date 17.3.06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,	
58/59 HAYMARKET, LONDON, SW1Y 4BL	
	Tel
DX number	DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 03458224

Company name in full: BURBERRY GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	30,000		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share (including any share premium)	£4.6125		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED A/C ESOS	Class of shares allotted	Number allotted
Address 20 MOORGATE	ORDINARY	30,000
LONDON		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]



Signed ______ **Date** 17.3.06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,

58/59 HAYMARKET, LONDON, SW1Y 4BL

Tel

DX number DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000


FIVE HUNDRED POUNDS

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC


TWO HUNDRED POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:


FIFTY POUNDS

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	375,000	250,000	240,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	13/02/2006	14/02/2006	17/02/2006
Maximum prices paid § for each share	429.8413p	433.6392p	436.764p
Minimum prices paid § for each share	429.8413p	433.6392p	436.764p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,749,855.84
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 18,750.00

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 21.02.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON SW1Y 4BL

For official Use (02/06)
General Section | Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares



MAIL PROCESSING
APR 05 2006
WASH, D.C.
190
SECTION

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in this space. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	165,000	200,000	343,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	20/02/2006	21/02/2006	22/02/2006
Maximum prices paid § for each share	439.3484p	439.0625p	437.809p
Minimum prices paid § for each share	439.3484p	439.0625p	437.809p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,109,394.84
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 15,550.00

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 21.02.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON SW1Y 4BL

For official Use (02/06)
General Section | Post room


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03458224
Company name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	07	09	2005			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	41,668		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share (including any share premium)	£4.2725		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

...ies and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED A/C ESOS	Class of shares allotted	Number allotted
Address 20 MOORGATE	ORDINARY	41,668
LONDON		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 21. 2. 06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL
Tel 0207 968 0541
DX number DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



POUNDS
06



POUNDS
06

Please ... in the ... For Inland Revenue use only



TWENTY POUNDS
06



POUNDS
06

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	260,000	222,000	375,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	26/01/2006	27/01/2006	30/01/2006
Maximum prices paid § for each share	431.558p	430.4854p	429.7333p
Minimum prices paid § for each share	431.558p	430.4854p	429.7333p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,694,765.12
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 18,475.00

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 08.02.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London
SW1Y 4BL

For official Use (02/06)
General Section | Post room

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985


THREE
THOUSAND POUNDS
Please do not write in the space below.
For Inland Revenue use only.


TWENTY POUNDS
TWENTY POUNDS

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	335,000	250,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	31/01/2006	01/02/2006	02/02/2006
Maximum prices paid § for each share	427.6003p	433.0978p	434.9082p
Minimum prices paid § for each share	427.6003p	433.0978p	434.9082p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,607,882.73
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 18,040.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 08.02.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London
SW1Y 4BL

For official Use (02/06)
General Section | Post room

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



FIFTY POUNDS
TWENTY POUNDS
TWENTY POUNDS

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	250,000	250,000	220,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	03/02/2006	06/02/2006	07/02/2006
Maximum prices paid § for each share	433.68p	434.0026p	438.1955p
Minimum prices paid § for each share	433.68p	434.0026p	438.1955p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,137,939.46
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 15,690.00

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 08.02.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London
SW1Y 4BL

For official Use (02/06)
General Section | Post room

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985


TWO HUNDRED POUNDS
06

Please do not write in the space below. For Inland Revenue use only.


TWO HUNDRED POUNDS
06

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC


TWENTY POUNDS
06


EEN POUNDS
06

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	250,000	250,000	375,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	08/02/2006	09/02/2006	10/02/2006
Maximum prices paid § for each share	431.9817p	434.7699p	430.2956p
Minimum prices paid § for each share	431.9817p	434.7699p	430.2956p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,786,161.23
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 18,935.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 08.02.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London
SW1Y 4BL

For official Use (02/06)
General Section | Post room



Companies House

— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **BURBERRY GROUP PLC**

Company Number: **03458224**


X3LZ3CKJ

Received for filing in Electronic Format on the: **01/02/2006**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **31/01/2006**

Name: **CAROLINE ANNE MARLAND** *Date of Birth:* **14/04/1946**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **01/02/2006** *Authenticated:* **Yes (E/W)**

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



ONE HUNDRED POUNDS
FIFTY POUNDS
TWENTY POUNDS
FIFTEEN POUNDS

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	400,000	250,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	23/01/2006	24/01/2006	25/01/2006
Maximum prices paid § for each share	427.6313p	432.3500p	431.6100p
Minimum prices paid § for each share	427.6313p	432.3500p	431.6100p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,876,233.84
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 19,385.00

26/01/06

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 25.1.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

Legal Department
Burberry Limited
58/59 Haymarket
London SW1Y 4BL

For official Use (10/03)

General Section	Post room

FILE NO. 82-34691

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	42,000	250,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	18/01/2006	19/01/2006	20/01/2006
Maximum prices paid § for each share	431.4131p	436.3535p	433.1600p
Minimum prices paid § for each share	431.4131p	436.3535p	433.1600p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,358,512.72
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 11,795

26/01/06.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 25.1.06

Presentor's name address and reference (if any) :

Legal Department
Burberry Ltd
58/59 Haymarket
London SW1Y 4BL

For official Use (10/03)
General Section
Post room

Companies House

Company Name
BURBERRY GROUP PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3458224
Information extracted from Companies House records on 10th December 2005

Section 1: Company details

Ref: 3458224/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	18-22 Haymarket London SW1Y 4DG	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA	Address Lloyds TSB Registrars. UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** 7415 **Description** Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Michael Neil Copinger MAHONY **Address** 5 Westgrove Lane London SE10 8QF	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Michael Neil Copinger MAHONY ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Philip BOWMAN This is a service address for the beneficiary of a Confidentiality Order. **Address** The Secretariat Department Allied Domecq Plc The Pavilions Bridgwater Road Bedminster Down Bristol BS13 8AR **Date of birth** 14/12/1952 **Nationality** Australian **Occupation** Company Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Philip BOWMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Rose Marie BRAVO	Name ______
	Address 2D Thorney Court Apartments Palace Gate Kensington London W8 5NJ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 13/01/1951	UK Postcode _ _ _ _ _ _ _
	Nationality ~~American~~	Date of birth _ _ / _ _ / _ _ _ _ Nationality US CITIZEN
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Rose Marie BRAVO ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Stacey Lee CARTWRIGHT	Name ______
	Address 34 Roedean Crescent London SW15 5JU	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 18/11/1963	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** Company Director	Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Stacey Lee CARTWRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Caroline Anne MARLAND	Name __________
	Address Ford Hill Farm Temple Guiting Cheltenham Gloucestershire GL54 5XU	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
Particulars of a new Director must be notified on form 288a.	**Date of birth** 14/04/1946 **Nationality** British **Occupation** Non Executive Director	UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Caroline Anne MARLAND ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Wilfred PEACE	Name __________
	Address Caunton Manor Manor Road Caunton Newark Nottinghamshire NG23 6AD	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
Particulars of a new Director must be notified on form 288a.	**Date of birth** 02/03/1949 **Nationality** British **Occupation** Director	UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date John Wilfred PEACE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Guy PEYRELONGUE **Address** Apartment 8A 1115 5TH Avenue New York North Yorkshire Usa YO31 0XL **Date of birth** 01/02/1937 **Nationality** French **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Guy PEYRELONGUE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Alan TYLER **Address** 6 Ernle Road Wimbledon London SW20 0HJ **Date of birth** 23/01/1953 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David Alan TYLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY SHARES OF 0.05p

Number of shares issued: 459,178,463

Aggregate Nominal Value of issued shares: £229,589.2315

Class of Share: REDEEMABLE PREFERENCE SHARES OF 0.05p

Number of shares issued: 1,600,000,000

Aggregate Nominal Value of issued shares: £800,000

Class of Share:

Number of shares issued:

Aggregate Nominal Value of issued shares:

Class of Share:

Number of shares issued:

Aggregate Nominal Value of issued shares:

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 2,059,178,463

Aggregate Nominal Value of issued shares: £1,029,589.2315

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [x] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 02/01/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode			

Section 4B: Details of Former Shareholders

Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		



.mpany Number - 3458224

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director /~~ Secretary)

Date 25/01/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *2/1/2006*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **2nd January 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: LEGAL DEPARTMENT

Telephone number *inc code*: ______

Address: BURBERRY LIMITED
58-59 HAYMARKET
LONDON

DX number *if applicable*: ______

DX exchange: ______

Postcode: SW1Y 4BL

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	400,000	250,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	23/01/2006	24/01/2006	25/01/2006
Maximum prices paid § for each share	427.6313p	432.3500p	431.6100p
Minimum prices paid § for each share	427.6313p	432.3500p	431.6100p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,876,233.84
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 19,385.00

106

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DEPUTY COMPANY SECRETARY Date 25. 1. 06

Presentor's name address and reference (if any) :

Legal Department
Burberry Limited
58/59 Haymarket
London SW1Y 4BL

For official Use (10/03)
General Section | Post room

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	42,000	250,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	18/01/2006	19/01/2006	20/01/2006
Maximum prices paid § for each share	431.4131p	436.3535p	433.1600p
Minimum prices paid § for each share	431.4131p	436.3535p	433.1600p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,358,512.72
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 11,795

POS 26/01/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ DEPUTY COMPANY SECRETARY Date 25.1.06

Presentor's name address and reference (if any) :

Legal Department
Burberry Ltd
58/59 Haymarket
London SW1Y 4BL

For official Use (10/03)
General Section | Post room


Companies House
for the record

Change Appointment Details (Form 288c)

HELP

Please overtype any details you wish to change.

Title:	
Surname:	BOWMAN
First Forename:	Philip
Other Forenames:	
Post Code:	G2 8SP (EXPAND ››)
Building Name/No.:	
Residential Address:	Scottish Power plc
	1 Atlantic Quay
Post town:	Glasgow
County/Region:	
Country:	
Date of Birth (dd/mm/yyyy):	14/12/1952
Nationality:	Australian
Occupation:	Company Director
Date of Change (dd/mm/yyyy):	16/01/2006

☑ Please select this box if the address shown is a service Address for the beneficiary of a Confidentiality Order granted under the provision of section 723B of the Companies Act 1985.

25.1.06


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 03458224

Company name in full: BURBERRY GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	37,500		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share (including any share premium)	£4.33		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder) | **Shares and share class allotted**

Shareholder details	Class of shares allotted	Number allotted
Name(s): CAZENOVE NOMINEES LIMITED A/C ESOS Address: 20 MOORGATE, LONDON UK Postcode: E C 2 R 6 D A	ORDINARY	37,500
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		


SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH, D.C.
SECTION

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 18.1.06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Legal Department, Burberry Limited, 58-59 Haymarket,
London SW1Y 4BL

Tel

DX number DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC



FIVE POUNDS
13
06

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	PREFERENCE SHARES		
Number of shares purchased	1,600,000,000		
Nominal value of each share	0.05 pence		
Date(s) on which the shares were delivered to the company	12/01/2006		
Maximum prices paid § for each share	£0.000000000625		
Minimum prices paid § for each share	£0.000000000625		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 5

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ GENERAL COUNSEL + SECRETARY Date 12.1.0

Presentor's name address and reference (if any) :

William Hogarth
Slaughter and May
One Bunhill Row
London EC1Y 8YY

For official Use (10/03)
General Section | Post room

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	1,000,000	1,000,000	700,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	22/12/2005	23/12/2005	28/12/2005
Maximum prices paid § for each share	409.4125p	412.3425p	411.7107p
Minimum prices paid § for each share	409.4125p	412.3425p	411.7107p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 11,116,177.19
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 55,585.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ SECRETARY Date 3.1.06

Presentor's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (10/03)
General Section

Post room

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985




Please do not write in the space below For Inland Revenue use only




Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	2,000,000	2,000,000	2,000,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	19/12/2005	20/12/2005	21/12/2005
Maximum prices paid § for each share	410.4617	402.607	409.9334
Minimum prices paid § for each share	410.4617	402.607	409.9334

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 24,496,735.06
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 122,485

TR (P01) 29/12.

Signed [signature] Designation ‡ GENERAL COUNSEL & SECRETARY Date 22.12.05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LTD
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (10/03)
General Section | Post room

G

Return by a company purchasing its own shares

169

CHWP000



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	300,000	2,000,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	12/12/2005	14/12/2005	16/12/2005
Maximum prices paid § for each share	427.3192	419.4873	421.144875
Minimum prices paid § for each share	427.3192	419.4873	421.144875

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,551,804.80
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 52,760

TR (Po1) 29/12

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date 22.12.05

Presentor's name address and reference (if any):

LEGAL DEPARTMENT
BURBERRY LTD
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (10/03)
General Section | Post room

G

Return by a company purchasing its own shares

169

CHWP000


FIVE HUNDRED POUNDS
29 12 05

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.


TWO HUNDRED POUNDS
29 12 05

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC


FIFTY POUNDS
29 12 05


FIFTEEN POUNDS
12 05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	200,000	200,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	07/12/2005	08/12/2005	09/12/2005
Maximum prices paid § for each share	424.0677	424.5842	425.8921
Minimum prices paid § for each share	424.0677	424.5842	425.8921

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,552,914.63
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 12,765

TR (Pd) 5 29/12

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ General Counsel & Secretary Date 22.12.05

Presentor's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LTD
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (10/03)
General Section

Post room



Regulatory Announcement

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SEC MAIL
RECEIVED
PROCESSING
APR 05 2006
WASH., D.C.
190
SECTION

Company	GUS PLC
TIDM	GUS
Headline	Stmt re Posting of ShareCerts
Released	16:13 03-Jan-06
Number	3848W

RNS Number:3848W
GUS PLC
03 January 2006

GUS plc

Following the demerger of Burberry Group plc and the GUS share consolidation on 13 December 2005:

- share certificates for New GUS Ordinary Shares and any fractional entitlement cheques were posted to certificated shareholders on 23 December 2005.
- share certificates for Burberry Ordinary Shares and any fractional entitlement cheques are due to be posted to certificated shareholders by 4 January 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. share certs etc
Released	16:17 03-Jan-06
Number	3865W

Following the demerger of Burberry Group plc from GUS plc, which was completed on 13 December 2005, the following documents will be sent to shareholders by Wednesday 4 January 2006, not by 23 December 2005 as originally expected:

- Letter, enclosing share certificate and fractional entitlement cheque (where applicable), to shareholders who have acquired Burberry Group plc ordinary shares as a result of the demerger from GUS plc
- Letter to existing certificated holders of 2,000 (or fewer) ordinary shares of Burberry Group plc and with a registered address in the UK, detailing a share dealing service, including terms and conditions
- Share Sale form in relation to the share dealing service

Two copies of the above documents have been submitted to the UK Listing Authority, and will be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:00 11-Jan-06
Number	7519W

RNS Number:7519W
Burberry Group PLC
11 January 2006

Burberry Group plc

Third Quarter 2005/06 Trading Update

11 January 2006. Burberry Group plc reports on trading for the third quarter ended 31 December 2005.

Financial Highlights

- Retail sales increased 11% on an underlying* basis driven by new and existing stores
- Wholesale revenues decreased 21% underlying, primarily reflecting shipment timing differences relative to the comparative period
    - Burberry anticipates a mid-to-high single digit underlying decline in wholesale sales for the second half
- Licensing revenues increased 3% underlying
- Total revenues increased 1% on an underlying basis, up 5% reported

	Third Quarter					
	Reported		% change		Reported	
£ million	2005/06	2004/05	Reported	Underlying*	2005/06	2004/05
Retail	115	95	21	11	242	206
Wholesale	36	47	(25)	(21)	229	245
Licence	18	18	0	3	58	57
Total	168	161	5	1	529	509

* Underlying figures exclude the financial effect of Burberry's Taiwan-related business and the portion of its business in Spain affected by the retail conversion in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2004/05 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan Acquisition").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "In this retail dominated quarter, we were pleased with the results for the all-important holiday period. The business was led by our core outerwear and reinvigorated classics. At the same time, the favourable initial response to early spring deliveries across all categories provides a good start to Burberry's 150th year."

Total revenues

Total revenues in the third quarter ended 31 December 2005 increased 1% on an underlying basis (i.e. excluding (i) the financial effect of the Taiwan Acquisition, (ii) the portion of Burberry's business in Spain affected by the retail conversion and (iii) exchange rate differences). Total reported revenues increased 5%. The Taiwan Acquisition and Spain retail conversion shift sales from Burberry's wholesale channel to its retail channel. In determining underlying performance, the financial effect of these affected businesses are excluded from both reporting periods.

Retail

Retail sales accounted for approximately 68% of total revenues in the period.

Retail sales in the third quarter increased 11% underlying, 21% reported, driven by contributions from new and existing stores. The acquisition of 12 retail locations in Taiwan during August 2005 also contributed approximately five percentage points of the reported gain. During the quarter, Burberry opened stores in San Diego (California) and Palm Beach Gardens (Florida), two concessions and three outlet stores. On a year on year basis, average selling space increased approximately 9% underlying in the quarter.

Retail sales growth varied by region. In the US market, solid gains were driven by contributions from new and existing stores. In Europe, the combination of new stores and increases at existing stores generally produced strong gains in Continental markets. The UK market improved marginally relative to recent trends. In Asia, sales in Korea firmed relative to recent periods, producing a modest increase in this market for the quarter. Hong Kong continued to experience vigorous growth, driving an underlying gain across South Asia markets.

Burberry plans to open one store and an outlet in Florida during the fourth quarter. Originally scheduled to open in the third quarter, these stores were affected by hurricane-related construction delays. The Group expects to add approximately 9% average retail selling area for the second half and 9% for the financial year (excluding the impact of the Taiwan Acquisition and Spain retail conversion).

Wholesale

Wholesale sales accounted for approximately 21% of total revenues in the period.

In the quarter, total wholesale sales decreased 21% underlying, 25% reported. The decline in underlying sales primarily reflected variances in the timing of customer shipments relative to the comparative period. Wholesale sales were also affected by soft demand in Spain and fewer reorders in certain other markets. The third quarter of each financial year is a small wholesale quarter with the large majority of spring/summer merchandise shipments concentrated in the fourth quarter.

For the second half of 2005/06, Burberry anticipates a mid-to-high single digit decline in underlying wholesale sales. In addition, as previously stated, the retail conversion in Spain and the Taiwan Acquisition will also reduce reported wholesale sales in the second half relative to the previous year.

In conjunction with local partners, the Group opened three franchise stores in the quarter. In November, Burberry opened its first store in India's emerging luxury market, in Mumbai. During the period, the Group opened a store in Athens and a third store was added in Dubai.

Licensing

Licensing revenues in the quarter increased 3% on an underlying basis, 0% reported. In Japan, a modest increase in licensing revenue largely reflected

royalty rate increases as Burberry continues its initiatives to enhance brand positioning in this market. Global product licences generally performed in line with recent trends, including preparation for a major fragrance launch in February, transition to a new eyewear licence and continued strength in the watch category.

Burberry will provide a second half trading update on 12 April.

Enquiries:

Burberry		020 7968 0577
Stacey Cartwright	CFO	
Matt McEvoy	Strategy and IR	
John Scaramuzza	Strategy and IR	
Brunswick		020 7404 5959
Susan Gilchrist		
Robert Gardener		
Laura Cummings		

The financial information contained in this Trading Update has not been audited.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	18:08 12-Jan-06
Number	8824W

12 January 2006

Burberry Group plc ("the Company") announces the following changes in the interests of the directors of the Company listed in the table below ("the Table"). Each of the directors has ceased to be interested in the number of preference shares of 0.05p each in the capital of the Company ("Burberry Preference shares") set out alongside their name in the second column of the table.

These changes have arisen as a result of the repurchase by the Company of all of the Burberry Preference Shares in issue (being 1,600,000,000) from The Law Debenture Trust Corporation p.l.c. on 12 January 2006 in London for £1 in aggregate ("the Repurchase"). The Repurchase was made in connection with the demerger of the GUS plc group's interest in the Company and pursuant to a repurchase contract dated 12 December 2005 (which was approved by the members of the Company at an Extraordinary General Meeting held on the same day).

Director	Number of Burberry Preference Shares director has ceased to be interested in	Current interest in Burberry Preference Shares
John Peace	791,476*	0
David Tyler	491,500*	0
Philip Bowman	47,037	0
Rose Marie Bravo	15,679	0

Furthermore, John Peace and David Tyler are potential beneficiaries of the GUS plc ESOP Trust ("the Trust") and accordingly are deemed to have an interest in any Burberry Preference Shares in which the Trust has an interest and any changes in the interests of the Trust are deemed to change their interests in the Burberry Preference Shares. John Peace and David Tyler have been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the Trust, on 12 January 2006 ceased to be interested in 20,317,003 Burberry Preference Shares as a result of the Repurchase.

* Excludes interests arising from being a trustee of the Trust

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	15:15 13-Jan-06
Number	9302W

13 January 2006

Burberry Group plc (the "Company") has today received notification from David Tyler, a director of the Company, that on 12 January 2006 David Tyler's wife, Sharon Tyler, transferred in London 48,664 ordinary shares to David Tyler for no consideration.

This notification is made in fulfilment of the Company's obligations under Disclosure Rule 3.1.4.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Directorate Change
Released	17:23 13-Jan-06
Number	9449W

13 January 2006

Burberry Group plc announces that Caroline Marland, non-executive director, has decided to resign as a director of the company for personal reasons. The resignation will take effect on 31 January 2006.

John Peace, Chairman, said "Caroline has been a valued member of the Board and I would like to thank her for her contribution to Burberry."

Burberry, the international luxury brand, which is headquartered in London and listed on the London Stock Exchange, was founded in 1856.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:36 13-Jan-06
Number	9465W

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 42,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 431.4131 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	11:27 16-Jan-06
Number	9647W

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not advised

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	No. of Shares
HSBC Global Custody Nominee (UK) Ltd A/C 914945	162,786
HSBC Global Custody Nominee (UK) Ltd A/C 923363	745,897
HSBC Global Custody Nominee (UK) Ltd A/C 775237	276,333
HSBC Global Custody Nominee (UK) Ltd A/C 942199	1,181,025
HSBC Global Custody Nominee (UK) Ltd A/C 942229	1,177,482
HSBC Global Custody Nominee (UK) Ltd A/C 942217	1,177,321
HSBC Global Custody Nominee (UK) Ltd A/C 942205	1,182,226,
HSBC Global Custody Nominee (UK) Ltd A/C 942175	1,220,103
HSBC Global Custody Nominee (UK) Ltd A/C 942187	1,177,028
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,421,878
HSBC Global Custody Nominee (UK) Ltd A/C 770286	540,748
HSBC Global Custody Nominee (UK) Ltd A/C	11,501,441

FILE NO. 82-34691

357206	
HSBC Global Custody Nominee (UK) Ltd A/C 866197	10,100
HSBC Global Custody Nominee (UK) Ltd A/C 904332	91,119
HSBC Global Custody Nominee (UK) Ltd A/C 916681	23,229
HSBC Global Custody Nominee (UK) Ltd A/C 904332	1,403
HSBC Global Custody Nominee (UK) Ltd A/C 969995	1,055,286
HSBC Global Custody Nominee (UK) Ltd A/C 754612	3,994,861
HSBC Global Custody Nominee (UK) Ltd A/C 361602	82,338
HSBC Global Custody Nominee (UK) Ltd A/C 282605	3,038,019
HSBC Global Custody Nominee (UK) Ltd A/C 360509	708,316
HSBC Global Custody Nominee (UK) Ltd A/C 766793	702,242
HSBC Global Custody Nominee (UK) Ltd A/C 824434	189,743
HSBC Global Custody Nominee (UK) Ltd A/C 924422	689,174
TOTAL	**32,350,098**

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date company informed

13 January 2006

12. Total holding following this notification

32,350,098

13. Total percentage holding of issued class following this notification

7.04%

14. Any additional information

None

15. Name of contact and telephone number for queries

Raj Bhasin – 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin, Deputy Company Secretary

Date of notification

16 January 2006

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:24 16-Jan-06
Number	0106X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 436.3535 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:09 17-Jan-06
Number	0685X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 433.1600 pence per Share, for cancellation.

END

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SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH. D.C. 190 SECTION



Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:37 18-Jan-06
Number	1407X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 400,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 427.6313 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	17:13 19-Jan-06
Number	2046X

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 19 January 2006

AVS No:			
Name of *applicant*:		Burberry Group plc	
Name of scheme:		1. Burberry Senior Executive IPO Share Option Scheme 2. Burberry IPO Senior Executive Restricted Share Plan	
Period of return:	From:	19 July 2005	To: 18th January 2006
Balance under scheme from previous return:		1. 1,319,149 Ordinary Shares of 0.05p each ("Ordinary Shares") 2. 1,052,500 Ordinary Shares Total: 2,371,649 Ordinary Shares	
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0	
Number of *securities* issued/allotted under scheme during period:		1. 510,842 Ordinary Shares 2. 100,000 Ordinary Shares Total: 610,842 Ordinary Shares	
Balance under scheme not yet issued/allotted at end of period		1. 808,307 Ordinary Shares 2. 952,500 Ordinary Shares Total: 1,760,807 Ordinary Shares	
Number and *class* of *securities* originally listed and the date of admission		1. 3,000,000 Ordinary Shares, 27 July 2004 2. 4,000,000 Ordinary Shares, 27 July 2004	
Total number of *securities* in issue at the end of the period		459,173,963 Ordinary Shares	

Name of contact:	Raj Bhasin
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 0533

SIGNED BY Raj Bhasin
Deputy Company Secretary

for and on behalf of

FILE NO. 82-34691

Burberry Group plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:22 19-Jan-06
Number	2065X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 432.3500 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	10:42 20-Jan-06
Number	2231X

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc ("the Company")

2. Name of shareholder having a major interest

Janus Capital Management LLC ("Janus")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

FILE NO. 82-34691

11. Date company informed

19 January 2006

12. Total holding following this notification

25,290,162 (as at Friday, 13 January 2006)

13. Total percentage holding of issued class following this notification

5.51%

14. Any additional information

Janus provides investment advice to various mutual funds and other accounts ("Janus Clients"). The shares of the Company are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

Included within the holding disclosed in 13 above is an interest of 3.96% of the Company's issued Ordinary shares which were acquired by Janus on behalf of Janus Investment Fund, a Massachusetts business trust registered as an open-end investment company under the U.S. Investment Company Act of 1940.

15. Name of contact and telephone number for queries

Raj Bhasin – 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin, Deputy Company Secretary

Date of notification

20 January 2006

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:21 20-Jan-06
Number	2672X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 431.6100 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:14 23-Jan-06
Number	3310X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 260,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 431.5580 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:48 24-Jan-06
Number	3984X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 222,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 430.4854 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:23 25-Jan-06
Number	4602X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 375,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 429.7333 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:15 26-Jan-06
Number	5245X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 335,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 427.6003 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:24 27-Jan-06
Number	5927X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 433.0978 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:29 30-Jan-06
Number	6569X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 434.9082 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:16 31-Jan-06
Number	7273X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 433.6800 pence per Share, for cancellation.

END

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FILE NO. 82-34691

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:46 01-Feb-06
Number	7988X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 434.0026 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	18:20 01-Feb-06
Number	8008X

01 February 2006

Burberry Group plc ("the Company")

On 31 January 2006, Angela Ahrendts, a director of the Company, was awarded for nil consideration, 508,474 Restricted Shares in accordance with the terms of her service contract and the terms of The Burberry Group plc 2004 Senior Executive Restricted Share Plan.

The Company was notified of this transaction, which took place in London, on 31 January 2006.

This announcement is being made in accordance with DR 3.1.4R(1)(a) and (b)

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	16:48 02-Feb-06
Number	8632X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 220,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 438.1955 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:32 03-Feb-06
Number	9396X

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 431.9817 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:07 06-Feb-06
Number	0014Y

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc ("the Company")

2. Name of shareholder having a major interest

Janus Capital Management LLC ("Janus")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised


SEC MAIL
RECEIVED
PROCESSING
APR 05 2006
WASH, D.C.
190
SECTION

11. Date company informed

03 February 2006

12. Total holding following this notification

28,908,973 (as at Tuesday, 31 January 2006)

13. Total percentage holding of issued class following this notification

6.34%

14. Any additional information

Janus provides investment advice to various mutual funds and other accounts ("Janus Clients"). The shares of the Company are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

Included within the holding disclosed in 13 above is an interest of 4.62% of the Company's issued Ordinary shares which were acquired by Janus on behalf of Janus Investment Fund, a Masachusetts business trust registered as an open-end investment company under the U.S. Investment Company Act of 1940.

15. Name of contact and telephone number for queries

Raj Bhasin – 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin, Deputy Company Secretary

Date of notification

06 February 2006

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:12 06-Feb-06
Number	0026Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 434.7699 pence per Share, for cancellation.

END

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:06 07-Feb-06
Number	0717Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 375,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 430.2956 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:02 08-Feb-06
Number	1391Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 375,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 429.8413 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:25 09-Feb-06
Number	2133Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 433.6392 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:01 14-Feb-06
Number	4017Y

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc ("the Company")

2. Name of shareholder having a major interest

Janus Capital Management LLC ("Janus")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

FILE NO. 82-34691

11. Date company informed

13 February 2006

12. Total holding following this notification

20,931,600 (as at Wednesday, 8 February 2006)

13. Total percentage holding of issued class following this notification

4.60%

14. Any additional information

Janus provides investment advice to various mutual funds and other accounts ("Janus Clients"). The shares of the Company are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

Included within the holding disclosed in 13 above is an interest of 3.08% of the Company's issued Ordinary shares which were acquired by Janus on behalf of Janus Investment Fund, a Massachusetts business trust registered as an open-end investment company under the U.S. Investment Company Act of 1940.

15. Name of contact and telephone number for queries

Raj Bhasin – 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin, Deputy Company Secretary

Date of notification

14 February 2006

END

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FILE NO. 82-34691

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:27 14-Feb-06
Number	4204Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 240,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 436.7640 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:31 15-Feb-06
Number	4916Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 165,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 439.3484 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:27 16-Feb-06
Number	5589Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 439.0625 pence per Share, for cancellation.

END

END

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FILE NO. 82-34691

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:28 17-Feb-06
Number	6180Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 343,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 437.8090 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:13 20-Feb-06
Number	6785Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 437.5580 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:16 21-Feb-06
Number	7418Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 135,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 441.2354 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:19 22-Feb-06
Number	8099Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 267,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 442.8399 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:21 23-Feb-06
Number	8763Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 449.4246 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:18 24-Feb-06
Number	9438Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 350,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 452.1328 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:14 27-Feb-06
Number	0115Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 300,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 452.0046 pence per Share, for cancellation.

END

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:38 28-Feb-06
Number	0912Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 225,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 459.4336 pence per Share, for cancellation.

END

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:30 01-Mar-06
Number	1608Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 456.7002 pence per Share, for cancellation.

END

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:06 02-Mar-06
Number	2356Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 459.5097 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:09 03-Mar-06
Number	3039Z


SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH, D.C. 190 SECTION

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 350,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 463.3205 pence per Share, for cancellation.

END

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:47 06-Mar-06
Number	3873Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 470.0341 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:30 07-Mar-06
Number	4531Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 300,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 469.1667 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:38 08-Mar-06
Number	5225Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 350,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 463.4467 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:13 09-Mar-06
Number	5885Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 467.1938 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:22 10-Mar-06
Number	6614Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 400,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 459.8842 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:42 14-Mar-06
Number	8055Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 350,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 460.8378 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:19 15-Mar-06
Number	8753Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 464.5779 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	18:11 16-Mar-06
Number	9595Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 160,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 468.8850 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:30 17-Mar-06
Number	0178A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 100,000 of its ordinary shares of 0.05p each ("Shares") from Morgan Stanley at a price of 474.5898 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:32 20-Mar-06
Number	0902A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 472.7688 pence per Share, for cancellation.

END

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SEC MAIL
RECEIVED
PROCESSING
APR 05 2006
WASH. D.C.
190
SECTION



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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	18:00 21-Mar-06
Number	1673A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 464.275 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:44 22-Mar-06
Number	2431A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 463.925 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:45 23-Mar-06
Number	3179A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 465.89 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:23 24-Mar-06
Number	4009A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 110,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 463.63 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:23 27-Mar-06
Number	4770A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 90,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 462.293 pence per Share, for cancellation.

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:06 28-Mar-06
Number	5512A

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 72,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 458.5 pence per Share, for cancellation.

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